

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2011

Via Facsimile
Mr. Jeffrey L. Rutherford
Chief Financial Officer
Park-Ohio Holdings Corp.
6605 Parkland Blvd.
Cleveland, OH 44124

> **Re: Park-Ohio Holdings Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed on March 8, 2011**
> **File No. 0-03134**
>
> **Park-Ohio Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed on March 8, 2011**
> **File No. 333-43005-01**

Dear Mr. Rutherford:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Park-Ohio Holdings Corp. - Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Results of Operations, page 21

Net Sales by Segment, page 21

1.   Please revise future annual and quarterly filings to quantify how much of the increases or decreases in net sales by segment are due to changes in volume versus price.

Cost of Products Sold & Gross Profit, page 22

2.   Please revise future annual and quarterly filings to discuss the main cost drivers affecting cost of products sold, including how these costs impacted your gross margins for the periods presented, and management's expectations of how these costs may impact future results.

Selling, General & Administrative Expenses, page 22

3.   Please revise future annual and quarterly filings to quantify each reason you provide for significant changes in selling, general and administrative expenses from period-to-period.

Liquidity and Sources of Capital, page 26

4.   We refer to your discussion of the fluctuations in working capital items from 2009 to 2010. Please revise future annual and quarterly filings to explain the reason(s) for significant changes.

5.   We note you have foreign operations and undistributed earnings of foreign subsidiaries for which you have not provided deferred income taxes. To the extent applicable and material, please revise future annual and quarterly filings to address the following:
    • Disclose the amount of cash and cash equivalents held by foreign subsidiaries as of each balance sheet date;
    • Discuss the potential tax implications if such funds are needed for operations in the U.S.;
    • Discuss your intent to permanently reinvest these funds outside the U.S; and
    • Quantify the amount of undistributed earnings for which you have not provided deferred taxes in your income tax footnote.

Item 8. Financial Statements and Supplementary Data, page 33

Consolidated Statements of Operations, page 37

6.   We note that you recorded gains of $6.3 million and $6.2 million in 2009 and 2008, respectively, related to your purchase of the 8.375% senior subordinated notes in the statements of operations for Holdings. Additionally, we note that Industries recorded a gain of $12.5 million, the sum of the two above amounts, in their statement of operations for 2009. Please explain to us the specific transaction that occurred between Holding and Industries related to the repurchased debt and explain to us how you determined it was appropriate for Industries to record a gain.

Note B – Segments, page 43

7.   Please revise future filings to disclose revenue by product line as provided in FASB ASC
        280-10-50-40.

Note C- Acquisitions, page 45

8.   Please demonstrate to us how you determined that audited financial statements for Pillar
        were not required to be filed under Rule 3-05 of Regulation S-X.

Park-Ohio Industries, Inc. - Form 10-K for the Fiscal Year Ended December 31, 2010

General

9.   To the extent applicable, please revise future annual and quarterly filings to comply with
        the comments related to Park-Ohio Holdings' Exchange Act filings.

Item 8. Financial Statements and Supplementary Data, page 27

Note N – Supplemental Guarantor Information, page 52

10.   We refer to your condensed consolidating balance sheets and statements of operations.
        Please explain to us why the amounts of equity and net income for the parent are not
        equal to the related consolidated amounts. This comment is also applicable to your
        quarterly filings.

11.   We refer to your condensed consolidating statements of cash flows. Please explain to us
        the facts and circumstances that resulted in the parent generating positive cash flows from
        operations in 2010 and 2009.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the
       filing;

   •   staff comments or changes to disclosure in response to staff comments do not
       foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief